Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:	Media Relations	CarolAnn Hibbard, 508.661.2264, news@ameresco.com
	Investor Relations	John Granara, 508.661.2215, ir@ameresco.com
Gary Dvorchak, CFA, The Blue Shirt Group, 323.240.5796,
ir@ameresco.com
Ameresco Reports First Quarter 2018 Financial Results

First Quarter 2018 Financial Highlights (year over year):

•	Revenues of $167.4 million, compared to $134.6 million, up 24%

•	Net income attributable to common shareholders of $7.0 million, compared to $(0.6) million

•	Net income per diluted share of $0.15, compared to $(0.01)

•	Adjusted EBITDA of $15.8 million, compared to $6.0 million, up 164%

•	Non-GAAP EPS of $0.16, compared to a loss of $(0.04)

•	Record high project backlog of $1.9 billion, up 15%

FRAMINGHAM, MA - May 1, 2018 - Ameresco, Inc. (NYSE:AMRC), a leading energy efficiency and renewable energy company, today announced financial results for the fiscal quarter ended March 31, 2018. The Company has also furnished supplemental information in conjunction with this press release in a Current Report on Form 8-K. The supplemental information includes non-GAAP financial metrics, and has been posted to the “Investor Relations” section of the Company’s website at www.ameresco.com.

Management Commentary
“First quarter results were outstanding, demonstrating the momentum in our business,” said George P. Sakellaris, President and Chief Executive Officer of Ameresco.  “All of our lines of business grew revenue meaningfully while expanding profitability.  Our recurring revenue streams grew over 20% and contributed the majority of our profit, a direct result of our strategic focus.  Efficiency project revenue was up over 30% with broad strength across the country complementing the continued momentum with the Federal government.  Looking ahead, we are expecting the momentum to continue, which could help drive growth for years to come.  Based on the strong first quarter results, we are reiterating the annual guidance we offered a few weeks ago, which reflects our confidence in the outlook for another year of accelerating growth.”

Financial Results
(All financial result comparisons made are against the prior year period unless otherwise noted.)

First Quarter 2018

Revenues were $167.4 million, compared to $134.6 million. Operating income was $8.3 million, compared to operating loss of $0.6 million.

Net income attributable to common shareholders was $7.0 million compared to a loss of $0.6 million, and net income per diluted share was $0.15 compared to a loss of $0.01. Non-GAAP EPS was $0.16, compared to a loss of $0.04.

Adjusted EBITDA, a non-GAAP financial measure, was $15.8 million, compared to $6.0 million.

Additional First Quarter 2018 Operating Highlights:

•	Cash flows used in operating activities were $37.1 million, compared to $32.0 million, and adjusted cash from operations, a non-GAAP financial measure, was $(0.5) million, compared to $3.2 million.

•	Total project backlog was $1.9 billion and consisted of:

◦
$595.6 million of fully-contracted backlog, representing signed customer contracts for installation or construction of projects, which we expect to convert into revenue over the next two to four years, on average; and

◦	$1.3 billion of awarded projects, representing projects in development for which we do not have signed contracts.

•	Assets in development were $221.4 million or 90 MWe.

FY 2018 Guidance
Based on year to date performance and expectations for the remainder of 2018, Ameresco is revising its 2018 outlook. Ameresco expects net income per diluted share to be in the range of $0.60 to $0.70 for 2018. Ameresco reaffirms total revenue to be in the range of $765 million to $800 million and adjusted EBITDA to be in the range of $75 million to $85 million in 2018. This guidance excludes the impact of any non-controlling interest activity and our restructuring activities, as well as any related tax impact.

Share Repurchase Program

Through the end of the first quarter, the Company repurchased 2,085,397 shares of its Class A common stock for $11.5 million. The Company has approximately $3.5 million of remaining authorization under the share repurchase program it announced in May 2016.

Webcast Reminder
The Company will host a conference call today at 8:30 a.m. ET today to discuss results.
The conference call will be available via the following dial in numbers:

•	U.S. Participants: Dial 1-877-359-9508 (Access Code: 4396436)

•	International Participants: Dial 1-224-357-2393 (Access Code: 4396436)

Participants are advised to dial into the call at least ten minutes prior to register.
A live, listen-only webcast of the conference call will also be available over the Internet. Individuals wishing to listen can access the call through the “Investor Relations” section of the Company’s website at www.ameresco.com.
An archived webcast will be available on the Company’s website for one year.

Use of Non-GAAP Financial Measures
This press release and the accompanying tables include references to adjusted EBITDA, non-GAAP EPS, non-GAAP net income and adjusted cash from operations, which are non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses these measures, please see the section following the accompanying tables titled “Exhibit A: Non-GAAP Financial Measures”. For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP, please see Other Non-GAAP Disclosures and Non-GAAP Financial Guidance in the accompanying tables.

About Ameresco, Inc.
Founded in 2000, Ameresco, Inc. (NYSE:AMRC) is a leading independent provider of comprehensive services, energy efficiency, infrastructure upgrades, asset sustainability and renewable energy solutions for businesses and organizations throughout North America and Europe. Ameresco’s sustainability services include upgrades to a facility’s energy infrastructure and the development, construction and operation of renewable energy plants. Ameresco has successfully completed energy saving, environmentally responsible projects with federal, state and local governments, healthcare and educational institutions, housing authorities, and commercial and industrial customers. With its corporate headquarters in Framingham, MA, Ameresco has more than 1,000 employees providing local expertise in the United States, Canada, and the United Kingdom. For more information, visit www.ameresco.com.

Safe Harbor Statement
Any statements in this press release about future expectations, plans and prospects for Ameresco, Inc., including statements about market conditions, pipeline and backlog, as well as estimated future revenues and net income, and other statements containing the words “projects,” “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the timing of, and ability to, enter into contracts for awarded projects on the terms proposed; the timing of work we do on projects where we recognize revenue on a percentage of completion basis, including the ability to perform under recently signed contracts without unusual delay; demand for our energy efficiency and renewable energy solutions; our ability to arrange financing for our projects; changes in federal, state and local government policies and programs related to energy efficiency and renewable energy; the ability of customers to cancel or defer contracts included in our backlog; the effects of our recent acquisitions and restructuring activities; seasonality in construction and in demand for our products and services; a customer’s decision to delay our work on, or other risks involved with, a particular project; availability and costs of labor and equipment; the addition of new customers or the loss of existing customers; market price of the

Company's stock prevailing from time to time; the nature of other investment opportunities presented to the Company from time to time; the Company's cash flows from operations; and other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 7, 2018. In addition, the forward-looking statements included in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

AMERESCO, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31,	December 31,
	2018	2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$34,125	$24,262
Restricted cash	16,894	15,751
Accounts receivable, net	93,622	85,121
Accounts receivable retainage, net	19,869	17,484
Costs and estimated earnings in excess of billings	64,064	104,852
Inventory, net	8,683	8,139
Prepaid expenses and other current assets	23,258	14,037
Income tax receivable	4,246	6,053
Project development costs	14,652	11,379
Total current assets	279,413	287,078
Federal ESPC receivable	254,349	248,917
Property and equipment, net	5,817	5,303
Energy assets, net	381,724	356,443
Deferred income tax	3,570	—
Goodwill	56,294	56,135
Intangible assets, net	2,231	2,440
Other assets	28,377	27,635
Total assets	$1,011,775	$983,951

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portions of long-term debt and capital lease liabilities	$26,253	$22,375
Accounts payable	100,085	135,881
Accrued expenses and other current liabilities	23,818	23,260
Billings in excess of cost and estimated earnings	22,462	19,871
Income taxes payable	564	755
Total current liabilities	173,182	202,142
Long-term debt and capital lease liabilities, less current portions and net of deferred financing fees	218,398	173,237
Federal ESPC liabilities	244,341	235,088
Deferred income taxes, net	—	584
Deferred grant income	7,050	7,188
Other liabilities	17,784	18,754

Redeemable non-controlling interests	10,751	10,338

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at March 31, 2018 and December 31, 2017	—	—
Class A common stock, $0.0001 par value, 500,000,000 shares authorized, 29,552,750 shares issued and 27,467,353 shares outstanding at March 31, 2018, 29,406,315 shares issued and 27,533,049 shares outstanding at December 31, 2017	3	3
Class B common stock, $0.0001 par value, 144,000,000 shares authorized, 18,000,000 shares issued and outstanding at March 31, 2018 and December 31, 2017	2	2
Additional paid-in capital	117,242	116,196
Retained earnings	238,378	235,844
Accumulated other comprehensive loss, net	(3,786)	(5,626)
Less - treasury stock, at cost, 2,085,397 shares at March 31, 2018 and 1,873,266 shares at December 31, 2017	(11,570)	(9,799)
Total stockholders' equity	340,269	336,620
Total liabilities, redeemable non-controlling interests and stockholders' equity	$1,011,775	$983,951

AMERESCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Revenues	$167,410	$134,610
Cost of revenues	131,937	108,686
Gross profit	35,473	25,924
Selling, general and administrative expenses	27,204	26,487
Operating income (loss)	8,269	(563)
Other expenses, net	3,544	1,826
Income (loss) before benefit for income taxes	4,725	(2,389)
Income tax benefit	(2,779)	(645)
Net income (loss)	7,504	(1,744)
Net (income) loss attributable to redeemable non-controlling interests	(516)	1,100
Net income (loss) attributable to common shareholders	$6,988	$(644)
Net income (loss) per share attributable to common shareholders:
Basic	$0.15	$(0.01)
Diluted	$0.15	$(0.01)
Weighted average common shares outstanding:
Basic	45,373,000	45,514,000
Diluted	45,994,000	45,514,000

AMERESCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$7,504	$(1,744)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation of energy assets	6,312	5,109
Depreciation of property and equipment	542	693
Amortization of deferred financing fees	419	397
Amortization of intangible assets	253	380
Provision for bad debts	64	—
Gain on sale of assets	—	(104)
Unrealized gain on ineffectiveness of interest rate swaps	(102)	(123)
Stock-based compensation expense	355	343
Deferred income taxes	(2,920)	(859)
Unrealized foreign exchange gain (loss)	492	(185)
Changes in operating assets and liabilities:
Accounts receivable	(1,837)	30,478
Accounts receivable retainage	(2,453)	(1,333)
Federal ESPC receivable	(37,967)	(34,418)
Inventory, net	(544)	1,154
Costs and estimated earnings in excess of billings	30,906	7,193
Prepaid expenses and other current assets	(4,578)	(2,686)
Project development costs	(2,325)	(1,155)
Other assets	(281)	(23)
Accounts payable, accrued expenses and other current liabilities	(33,227)	(31,939)
Billings in excess of cost and estimated earnings	565	(3,053)
Other liabilities	135	65
Income taxes payable	1,617	(201)
Cash flows from operating activities	(37,070)	(32,011)
Cash flows from investing activities:
Purchases of property and equipment	(1,015)	(387)
Purchases of energy assets	(12,818)	(29,121)
Proceeds from sale of assets of a business	—	2,777
Acquisitions, net of cash received	(21,343)	(2,409)
Cash flows from investing activities	(35,176)	(29,140)
Cash flows from financing activities:
Payments of financing fees	(575)	(338)
Proceeds from exercises of options	691	240
Repurchase of common stock	(1,771)	(2,049)
Proceeds from senior secured credit facility, net	17,404	18,000
Proceeds from long-term debt financings	33,501	12,878
Proceeds from Federal ESPC projects	36,581	35,167
Proceeds from Federal ESPC energy assets	717	—
Proceeds from sale-leaseback financings	—	8,783
Distributions from investment by redeemable non-controlling interests, net	(103)	(62)
Payments on long-term debt	(2,322)	(8,010)
Cash flows from financing activities	84,123	64,609
Effect of exchange rate changes on cash	(185)	51
Net increase in cash, cash equivalents and restricted cash	11,692	3,509
Cash, cash equivalents and restricted cash, beginning of period	60,105	52,826
Cash, cash equivalents and restricted cash, end of period	$71,797	$56,335

Non-GAAP Financial Measures (in thousands)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Net income (loss) attributable to common shareholders	$6,988	$(644)
Impact from redeemable non-controlling interests	516	(1,100)
Plus: Income tax benefit	(2,779)	(645)
Plus: Other expenses, net	3,544	1,826
Plus: Depreciation and amortization of intangible assets	7,107	6,182
Plus: Stock-based compensation	355	343
Plus: Restructuring and other charges	32	—
Adjusted EBITDA	$15,763	$5,962
Adjusted EBITDA margin	9.4%	4.4%

Non-GAAP net income (loss) and EPS:
Net income (loss) attributable to common shareholders	$6,988	$(644)
Impact from redeemable non-controlling interests	516	(1,100)
Plus: Restructuring and other charges	32	—
Plus: Income Tax effect of non-GAAP adjustments	(27)	—
Non-GAAP net income (loss)	$7,509	$(1,744)

Diluted net income (loss) per common share	$0.15	$(0.01)
Effect of adjustments to net income (loss)	0.01	(0.03)
Non-GAAP EPS	$0.16	$(0.04)

Adjusted cash from operations:
Cash flows from operating activities	$(37,070)	$(32,011)
Plus: proceeds from Federal ESPC projects	36,581	35,167
Adjusted cash from operations	$(489)	$3,156

	Three Months Ended March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Construction backlog:
Awarded(1)	$1,293,000	$1,138,200
Fully-contracted	595,600	505,000
Total construction backlog	$1,888,600	$1,643,200
Energy assets in development(2)	$221,400	$206,600

	Three Months Ended March 31
	2018	2017
	(Unaudited)	(Unaudited)
New contracts and awards:
New contracts	$135,000	$55,000
New awards(1)	$229,000	$236,000
(1) Represents estimated future revenues from projects that have been awarded, though the contracts have not yet been signed
(2) Estimated total construction value of all energy assets in construction and development

Non-GAAP Financial Guidance

Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA):
(in thousands)
Year Ended December 31, 2018
	Low	High
Operating income	$44,000	$52,000
Depreciation and amortization of intangible assets	30,000	31,000
Stock-based compensation	1,000	2,000
Restructuring and other charges	—	—
Adjusted EBITDA	$75,000	$85,000
Exhibit A: Non-GAAP Financial Measures
We use the non-GAAP financial measures defined and discussed below to provide investors and others with useful supplemental information to our financial results prepared in accordance with GAAP. These non-GAAP financial measures should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, please see Other Non-GAAP Disclosure and Non-GAAP Financial Guidance in the tables above.
We understand that, although measures similar to these non-GAAP financial measures are frequently used by investors and securities analysts in their evaluation of companies, they have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for the most directly comparable GAAP financial measures or an analysis of our results of operations as reported under GAAP. To properly and prudently evaluate our business, we encourage investors to review our GAAP financial statements included above, and not to rely on any single financial measure to evaluate our business.
Adjusted EBITDA and Adjusted EBITDA Margin
We define adjusted EBITDA as operating income before depreciation, amortization of intangible assets, stock-based compensation expense, restructuring charges, loss related to a significant non-core project in Canada and charges related to a significant customer bankruptcy. We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons: adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired; securities analysts often use adjusted EBITDA and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and by comparing our adjusted EBITDA in different historical periods, investors can evaluate our operating results without the additional variations of depreciation and amortization expense, stock-based compensation expense, restructuring charges and loss related to a significant non-core project in Canada. We define adjusted EBITDA margin as adjusted EBITDA stated as a percentage of revenue.
Our management uses adjusted EBITDA and adjusted EBITDA margin as measures of operating performance, because they do not include the impact of items that we do not consider indicative of our core operating performance; for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of the business; to evaluate the effectiveness of our business strategies; and in communications with the board of directors and investors concerning our financial performance.

During the first quarter of 2016, we changed our calculation and presentation of adjusted EBITDA to exclude restructuring charges and losses related to a significant non-core project in Canada and during the third quarter of 2016, we changed our calculation and presentation of adjusted EBITDA in order to exclude charges related to a significant customer bankruptcy. We do not consider these items indicative of our core operating performance. Adjusted EBITDA and adjusted EBITDA margin for the prior periods have been recalculated to be presented on a comparable basis.

Non-GAAP Net Income and EPS
We define non-GAAP net income and earnings per share ("EPS") to exclude certain discrete items that management does not consider representative of our ongoing operations, including restructuring charges, loss related to a significant non-core project in Canada, impact from redeemable non-controlling interest and charges related to a significant customer bankruptcy. We consider non-GAAP net income and non-GAAP EPS to be important indicators of our operational strength and performance of our business because they eliminate the effects of events that are not part of the Company's core operations.
Adjusted Cash from Operations
We define adjusted cash from operations as cash flows from operating activities plus proceeds from Federal ESPC projects. Cash received in payment of Federal ESPC projects is treated as a financing cash flow under GAAP due to the unusual financing structure for these projects. These cash flows, however, correspond to the revenue generated by these projects. Thus we believe that adjusting operating cash flow to include the cash generated by our Federal ESPC projects provides investors with a useful measure for evaluating the cash generating ability of our core operating business. Our management uses adjusted cash from operations as a measure of liquidity because it captures all sources of cash associated with our revenue generated by operations.